UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 11, 2019

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 4.1 through 4.2 and 5.1 through 5.2 are hereby incorporated by reference into this report on Form 6-K.

This report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-223400) dated March 2, 2018 and the prospectuses incorporated therein.

Exhibit List

Exhibit No.	Description

Exhibit 4.1	Second Supplemental Indenture dated March 11, 2019 among ArcelorMittal, Wilmington Trust, National Association and Citibank, N.A.

Exhibit 4.2	Form of Global Note due 2026, dated March 11, 2019 (included in Exhibit 4.1).

Exhibit 5.1	Opinion of Elvinger, Hoss & Prussen as to the validity of the debt securities under Luxembourg law.

Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the debt securities under New York law.

Exhibit Index

Exhibit No.	Description

Exhibit 4.1	Second Supplemental Indenture dated March 11, 2019 among ArcelorMittal, Wilmington Trust, National Association and Citibank, N.A.

Exhibit 4.2	Form of Global Note due 2026, dated March 11, 2019 (included in Exhibit 4.1).

Exhibit 5.1	Opinion of Elvinger, Hoss & Prussen as to the validity of the debt securities under Luxembourg law.

Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the debt securities under New York law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: March 11, 2019

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer